SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

    SEC File Number:333-140900

(Check One):
☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For period ended:     September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: _____________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:   _____________________________

PART I—REGISTRANT INFORMATION

Full name of registrant:	Mesa Energy Holdings, Inc.

Former name if Applicable:	Mesquite Mining, Inc.

Address of Principal Executive Office:	5220 Spring Valley Road
Suite 525

City, State and Zip Code:	Dallas, TX 75254

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Report”) by the prescribed date of November 16, 2009, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Paul C. Levites, Esq.	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes         ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the prior year the Registrant was essentially a shell company.  On August 31, 2009, Mesa Energy Acquisition Corp., a Nevada corporation formed on August 13, 2009, and a wholly owned subsidiary of the Registrant merged with and into Mesa Energy, Inc., a Nevada corporation formed on March, 2006 (“MEI”), with MEI being the surviving corporation (the “Merger”). As a result of the Merger, MEI became the Registrant’s wholly-owned subsidiary, and the Registrant has thereby acquired MEI’s business of exploration and production activities in the oil and gas industry, which operations it is continuing.

The Merger was treated as a reverse merger and recapitalization for financial accounting purposes. MEI is considered the acquirer for accounting purposes, and the Registrant’s historical financial statements for periods prior to the Merger are being replaced with the historical financial statements of MEI for periods prior to the Merger in all subsequent filings with the SEC.

Because of these recent changes, the Registrant has not completed the review of its financial statements for the quarter ended September 30, 2009 and the draft numbers may change prior to the filing of the Registrant’s Form 10-Q for the stated period.  Therefore, the Registrant does not believe that a reasonable estimate of its financial results can be presented at this time.

Mesa Energy Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:     November 17, 2009

By:	/s/ Randy M. Griffin
Name:	Randy M. Griffin
Title:	Chief Executive Officer